UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III, Regatta Office Park
PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Interim Financial Results

Namib Minerals (the “Company”) is furnishing this Form 6-K (this “Report”) to provide its unaudited interim financial results for the six months ended June 30, 2026, which are furnished as Exhibit 99.1.

BancABC Term Loan Facility

On September 23, 2026, Bulawayo Mining Company (Private) Limited (the “How Mining Company”), a wholly owned subsidiary the Company, entered into a facility agreement (the “Facility Agreement”) with African Banking Corporation of Zimbabwe Limited (“BancABC”), pursuant to which BancABC established a new term-loan facility in the principal amount of $6.5 million (Six Million Five Hundred Thousand Dollars) (the “New Term Loan Facility”) and consolidated the New Term Loan Facility with the How Mining Company's existing term loan and overdraft facilities with BancABC into a single facility (the “Facility”) having an aggregate principal amount of $13,218,000 (Thirteen Million Two Hundred Eighteen Thousand Dollars).

In connection with the Facility and pursuant to the Facility Agreement, How Mining Company has entered into (i) a Security Agreement, dated September 23, 2026, granting BancABC a perfected security interest over certain movable plant and machinery owned or to be owned by How Mining Company, valued at approximately $4,080,555, and (ii) a deed of hypothecation in the amount of $15 million. Additionally, the Company provided BancABC a limited guarantee of How Mining Company's obligations under the Facility.

The Facility Agreement contains customary restrictive covenants applicable to How Mining Company and requires BancABC's prior consent for certain actions, including but not limited to, the incurrence of additional indebtedness, the transfer or sale of all or substantial assets, business or other property, or the guarantee, surety or underwriting of debts or liabilities of any third party.

The foregoing description of the Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement, copy of which is attached as Exhibit 10.1 to this Report.

On September 29, 2026, the Company issued a press release announcing the entry into the Facility Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information included in this Report on Form 6-K (including Exhibits 10.1, 99.1 and 99.2 but excluding the press release attached as Exhibit 99.3), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-297763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement with African Banking Corporation of Zimbabwe Limited
99.1	Interim Condensed Consolidated Financial Statements as of December 31, 2025 and June 30, 2026 (unaudited) and for the six months ended June 30, 2025 (unaudited) and 2026 (unaudited)
99.2	Management’s Discussions and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated September 29, 2026
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data Filed

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: September 30, 2026

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